Filed by BMC Stock Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(b)

under the Securities Exchange Act of 1934

Subject Company: BMC Stock Holdings, Inc.

Filer’s SEC File No.: 001-36050

Date: December 18, 2020

Document:	Internal BMC Email
Title:	BMC + Builders FirstSource Integration Planning Update – December 18, 2020
Author(s):	Jim Major | EVP, CFO & Treasurer
Mike Farmer | EVP of Operational Excellence, People & Growth
Audience:	BMC Stock Holdings, Inc. Employees

It’s often been said that in football “the separation is in the preparation.” This same philosophy applies to how Builders FirstSource and BMC are readying themselves for the upcoming merger. The combined go-forward organization is primed to distinguish itself from the competition through superior service, innovative solutions and operational excellence.

Many outsiders will likely be quick to attribute our awaited success to our size and scale. And while our national footprint and buying power will certainly be important, our ability to WIN TOGETHER AS 1 hinges on aligning our resources and empowering our people to do their best work.

Much of the foundation has been laid these past few months during the integration planning process to set our team members, customers and suppliers up for success. Like football, the pre-work ahead of time can largely determine whether you win or lose on game day. And in this analogy, game day is day one of the merger, a date that is quickly approaching (exact date to be announced soon).

That’s why throughout December, leaders from both companies have met to align on the playbook that will enable our enhanced team to execute a unified strategy. The meetings included:

12.01 – 12.02 | Operations Summit

Field leaders and key corporate leaders came together to begin planning the operating structure of the combined company and ensure the first day of business as a combined company is business as usual. In fact, it should be a “non-event” for our team members, customers and suppliers. The announced Division Presidents and Sr. Vice Presidents of Regional Operations are working toward having a finalized structure within a month of the close date.

12.14 – 12.15 | Value Capture & Day One Readiness Workshop

Each workstream presented their plans to ensure a seamless transition and achieve specific assigned goals, while also outlining how they will manage through various change scenarios. Presentation highlights included IT laying out their roadmap for aligning on Enterprise Resource Planning (ERP) and Business Intelligence (BI) software and HR walking through their post-merger schedule for evaluating benefits and retirement (401k) programs, in addition to PTO and holiday policies.

The team also reviewed the findings from both companies’ cultural surveys. As expected, we share 13 out of the top 15 cultural values, with “customer focus” and “accountability” at the top of the list. Stay tuned for updates on both companies’ cultural surveys soon.

Additionally, the communications plan/toolkit – including FAQs, talking points, town hall presentations, customer and supplier letters and website update – was also addressed and will be shared with the management teams before close.

12.16 – 12.17 | Executive Leadership Team Kickoff

The meeting focused on defining how we can best work together as a combined company, as well as setting our mission, vision and values, plus complimentary strategic pillars to support them. These will be announced upon merger close.

Remember, bigness does not equal greatness. It’s the millions of little things our people do each day that have, and will continue to, set us apart. We must continually strive to get better and have the patience to not only prepare for, but adjust to, challenges and capitalize on opportunities.

Get ready because things are about to kick-off! The coaches (Chad and Dave) and team captains (IMO, executive and field leaders) are almost done preparing, and it’s about time for our approximately 26,000 team members to take the field and show the industry the power of our collective squad.

Sincerely,

Jim Major	Mike Farmer
EVP, Chief Financial Officer	EVP, Operational Excellence,
& Treasurer	People & Growth

Cautionary Notice Regarding Forward-Looking Statements

This communication, in addition to historical information, contains “forward-looking statements” (as defined in the Private Securities Litigation Reform Act of 1995) regarding, among other things, future events or the future financial performance of BMC Stock Holdings, Inc. (“BMC”) and Builders FirstSource, Inc. (“Builders FirstSource”). Words such as “may,” “will,” “should,” “plans,” “estimates,” “predicts,” “potential,” “anticipate,” “expect,” “project,” “intend,” “believe,” or the negative of these terms, and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. Any forward-looking statements involve risks and uncertainties that are difficult to predict or quantify, and such risks and uncertainties could cause actual events or results to differ materially from the events or results described in the forward-looking statements, including risks, or uncertainties related to the novel coronavirus disease 2019 (also known as “COVID-19”) pandemic and its impact on the business operations of BMC and Builders FirstSource and on local, national and global economies, the growth strategies of BMC and Builders FirstSource, fluctuations of commodity prices and prices of the products of BMC and Builders FirstSource as a result of national and international economic and other conditions, or the significant dependence of both companies’ revenues and operating results on, among other things, the state of the homebuilding industry and repair and remodeling activity, lumber prices and the economy. Neither BMC nor Builders FirstSource may succeed in addressing these and other risks or uncertainties.

Forward-looking statements relating to the proposed business combination between BMC and Builders FirstSource include, but are not limited to: statements about the benefits of the proposed business combination between BMC and Builders FirstSource, including future financial and operating results; the plans, objectives, expectations and intentions of BMC and Builders FirstSource; the expected timing of completion of the proposed business combination; and other statements relating to the proposed merger that are not historical facts. Forward-looking statements are based on information currently available to BMC and Builders FirstSource and involve estimates, expectations and projections. Investors are cautioned that all such forward-looking statements are subject to risks and uncertainties, and important factors could cause actual events or results to differ materially from those indicated by such forward-looking statements. With respect to the proposed business combination between BMC and Builders FirstSource, these factors could include, but are not limited to: the risk that a condition to closing of the business combination may not be satisfied, including as a result of the failure to obtain approval of stockholders of BMC and Builders FirstSource on the expected terms and schedule or at all; the length of time necessary to consummate the proposed business combination, which may be longer than anticipated for various reasons; the risk that the businesses will not be integrated successfully; the risk that the cost savings, synergies and growth from the proposed business combination may not be fully realized or may take longer to realize than expected; the assumptions on which the parties’ estimates of future results of the combined business have been based may prove to be incorrect in a number of material ways, which could result in an inability to realize the expected benefits of the proposed business combination or exposure to material liabilities; the diversion of management time on issues related to the business combination; the effect of future regulatory or legislative actions on the companies or the industries in which they operate; the risk that the credit ratings of the combined company may be different from what the parties expect; economic and foreign exchange rate volatility; changes in the general economic environment, or social or political conditions, that could affect the businesses; the potential effect of the announcement or consummation of the proposed business combination on relationships with customers, suppliers, competitors, lenders, landlords, management and other employees; the ability to attract new customers and retain existing customers in the manner anticipated or at all; the ability to hire and retain key personnel; reliance on and integration of information technology systems; the risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; certain restrictions during the pendency of the business combination that may affect the ability of BMC and Builders FirstSource to pursue certain business opportunities or strategic transactions; and the potential of international unrest, economic downturn or effects of anticipated tax rates, raw material costs or availability, benefit or retirement plan costs, or other regulatory compliance costs.

Additional information concerning other risk factors pertaining to BMC and Builders FirstSource is also contained in the parties’ respective most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other information filed with the Securities and Exchange Commission (the “SEC”). Many of these risks and uncertainties are beyond BMC’s or Builders FirstSource’s ability to control or predict. Because of these risks and uncertainties, you should not place undue reliance on these forward-looking statements. It is not possible to anticipate or foresee all risks and uncertainties, and investors should not consider any list of risks and uncertainties to be exhaustive or complete. Furthermore, neither BMC nor Builders FirstSource undertakes any obligation to update publicly or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this communication. Nothing in this communication is intended, or is to be construed, as a profit forecast or to be interpreted to mean that the earnings per share of the common stock of BMC or of the common stock of Builders FirstSource for the current or any future financial years, or the earnings per share of the common stock of the combined company, will necessarily match or exceed the historical published earnings per share of the common stock of BMC or Builders FirstSource, as applicable. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results. All subsequent written and oral forward-looking statements concerning BMC, Builders FirstSource, the proposed business combination, the combined company or other matters and attributable to BMC, Builders FirstSource or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Additional Information and Where to Find It

In connection with the proposed business combination, Builders FirstSource previously filed with the SEC a registration statement on Form S-4 (the “Registration Statement”) that includes a prospectus with respect to the shares of common stock to be issued by Builders FirstSource in the business combination and a joint proxy statement for BMC’s and Builders FirstSource’s respective stockholders (the “Joint Proxy Statement”). This Registration Statement was declared effective on November 18, 2020. Each of BMC and Builders FirstSource commenced mailing the definitive Joint Proxy Statement to its stockholders on or about November 18, 2020 and may file other documents regarding the business combination with the SEC. This communication is not a substitute for the Registration Statement, the definitive Joint Proxy Statement, or any other document that BMC or Builders FirstSource may send to its stockholders in connection with the proposed business combination. This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, and there shall be no sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. INVESTORS AND SECURITY HOLDERS OF BMC AND BUILDERS FIRSTSOURCE ARE URGED TO READ THE REGISTRATION STATEMENT, THE DEFINITIVE JOINT PROXY STATEMENT, AND ANY OTHER RELEVANT DOCUMENTS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT BMC, BUILDERS FIRSTSOURCE, THE PROPOSED BUSINESS COMBINATION AND RELATED MATTERS. Investors and

security holders of BMC and Builders FirstSource may obtain free copies of the Registration Statement, the definitive Joint Proxy Statement, and other documents (including any amendments or supplements thereto) containing important information about BMC and Builders FirstSource filed with the SEC, through the website maintained by the SEC at www.sec.gov. BMC and Builders FirstSource make available free of charge at ir.buildwithbmc.com and investors.bldr.com, respectively, copies of materials they file with, or furnish to, the SEC.

Participants in the Solicitation

BMC, Builders FirstSource, and their respective directors, executive officers, and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of BMC and Builders FirstSource in connection with the proposed business combination.

The identity of BMC’s directors and executive officers and their ownership of BMC’s common stock is set forth in BMC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on February 27, 2020, and its proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on March 27, 2020.

The identity of Builders FirstSource’s directors and executive officers and their ownership of the common stock of Builders FirstSource is set forth in Builders FirstSource’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on February 21, 2020, and its proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2020.

Investors may obtain additional information regarding the interest of such participants and a description of their direct and indirect interests, by security holdings or otherwise, by reading the Registration Statement, the Joint Proxy Statement, and other materials filed with the SEC in connection with the proposed business combination when they become available. You may obtain these documents free of charge through the website maintained by the SEC at www.sec.gov and from the websites of BMC or Builders FirstSource as described above.